     As filed with the Securities and Exchange Commission on August 20, 2002

                                            Registration Statement No. 333-90890
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     --------------------------------------


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                     --------------------------------------

                      ALLIED HEALTHCARE INTERNATIONAL INC.

                     --------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

     New York                        8082                        13-3098275
------------------       ----------------------------     ----------------------
 (State or Other          (Primary Standard Industrial       (I.R.S. Employer
 Jurisdiction of          Classification Code Number)     Identification Number)
 Incorporation)
                               555 Madison Avenue
                            New York, New York 10022
                                 (212) 750-0064
                     --------------------------------------
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                Mr. John B. Wynne
                   Vice President and Chief Financial Officer
                      Allied Healthcare International Inc.
                               555 Madison Avenue
                            New York, New York 10022
                                 (212) 750-0064
                     --------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                           Leslie J. Levinson, Esquire
                  Brown Raysman Millstein Felder & Steiner LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 895-2000
                     --------------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:
[ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


================================================================================


                         CALCULATION OF REGISTRATION FEE
==========================================================================================================
 Title of each Class        Amount to be       Proposed Maximum      Proposed Maximum         Amount of
 of Securities to be         Registered       Offering Price Per    Aggregate Offering    Registration Fee
      Registered                                   Security               Price
Common Stock, par          23,479,157(1)           $4.42(2)            $103,777,874           $2,794(3)
value $0.01 per share
==========================================================================================================

    (1) Represents the maximum number of shares of common stock of the Registrant (including shares of common stock issuable upon the conversion of the Series A preferred stock of the Registrant) that may be sold by the selling shareholders named in the prospectus included in this Registration Statement. Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also covers any additional shares of the Registrant's common stock that become issuable upon the conversion of the Series A preferred stock of the Registrant to prevent dilution resulting from stock splits, stock dividends or similar transactions.

  (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the average of the high and low prices of a share of common stock of the Registrant on August 15, 2002, as reported on the American Stock Exchange.

    (3)  A registration fee of $6,754 has previously been paid.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.


================================================================================

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and the selling shareholders are not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.


                  SUBJECT TO COMPLETION, DATED AUGUST 20, 2002


                                   PROSPECTUS

                                     [LOGO]

                      ALLIED HEALTHCARE INTERNATIONAL INC.


                        23,479,157 SHARES OF COMMON STOCK


         All of the shares of common stock offered by this prospectus are being sold by the selling shareholders named herein. Allied Healthcare International Inc. will not receive any of the proceeds from the sale of these shares. The shares may be sold by the selling shareholders at market prices prevailing at the time of sale or at negotiated prices. The selling shareholders may sell the shares in a number of different ways. See "Plan of Distribution."


         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" STARTING ON PAGE 9.

         This prospectus covers an aggregate of 23,479,157 shares of common stock held by the selling shareholders named herein. The shares of common stock covered hereby include 7,773,660 shares of common stock issuable upon the conversion of our Series A preferred stock. The shares covered by this prospectus were, or will be, issued to the selling shareholders in connection with the consummation of the Reorganization described herein, in connection with investments in our company or, in the case of certain of the selling shareholders, as a bonus for services rendered to our company. See "Selling Shareholders."

         Our common stock is listed on the American Stock Exchange under the symbol "TWH." On August __, 2002, the last reported sale price for our common stock on the American Stock Exchange was $__ per share.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    THIS PROSPECTUS IS DATED _________, 2002.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----


SUMMARY.....................................................................  3
   The Company..............................................................  3
   Strategy.................................................................  3
   Recent Developments......................................................  5
RISK FACTORS................................................................  9
   Risks Relating to our Financial Condition................................  9
   Risks Relating to our Business and Strategy.............................. 13
   Risks Relating to the Flexible Healthcare Staffing and
     Home Healthcare Markets...............................................  18
   Risks Relating to our Common Stock....................................... 22
FORWARD LOOKING STATEMENTS.................................................. 25
DESCRIPTION OF OUR SECURITIES............................................... 27
   Common Stock............................................................. 27
   Preferred Stock.......................................................... 27
   Transfer Agent........................................................... 31
USE OF PROCEEDS............................................................. 31
SELLING SHAREHOLDERS........................................................ 31
PLAN OF DISTRIBUTION........................................................ 41
EXPERTS..................................................................... 44
LEGAL MATTERS............................................................... 45
WHERE YOU CAN FIND MORE INFORMATION......................................... 45
DOCUMENTS INCORPORATED BY REFERENCE......................................... 46

                                    SUMMARY


         This summary highlights selected information from this prospectus and the documents incorporated herein by reference. It does not contain all of the information that may be important to you. You should carefully read this entire document, including the risk factors described herein, and the documents incorporated herein by reference. See "Documents Incorporated by Reference." In this prospectus, the term "our company" refers to Allied Healthcare International Inc. and its subsidiaries. The information in this prospectus (including information as to share ownership and percentages of stock owned) are accurate as of the date of this prospectus.


THE COMPANY


         We are one of the leading providers of healthcare staffing services, including nursing and ancillary services, to the U.K. healthcare industry. As of June 30, 2002, we operated a community-based network of over 100 branches, with the capacity to provide nurses, carers (often referred to as home healthcare aides in the U.S.) and specialized medical personnel to locations covering approximately 90% of the population of the U.K. We provide healthcare staffing services to hospitals, local governmental authorities, nursing homes and private patients in the U.K. Through our U.K. operations, we also supply medical grade oxygen for use in respiratory therapy to the U.K. pharmacy market and to private patients in Northern Ireland.

         Our U.S. operations, which are concentrated in New York and New Jersey, supply infusion therapy, respiratory therapy and home medial equipment and accounted for less than 10% of our revenues during the nine months ended June 30, 2002.

         We provide our services and products from the following reportable business segments:

         o    our U.K. operations; and

         o    our U.S. home healthcare operations.


         The address of our principal executive offices is 555 Madison Avenue, New York, New York 10022 and our phone number at that office is (212) 750-0064.

STRATEGY

         We are one of the leading providers of flexible staffing services to the U.K. healthcare industry. Our U.K. growth strategy has been to take advantage of policy moves by the U.K. government-funded National Health Service and by private payors seeking to treat a larger number of patients than in the past and to shorten waiting lists for access to care, as well as the general trend of local government toward outsourcing its home care requirements to private industry.

         It has been, and will continue to be, our intention in the U.K. to focus on internal growth, as well as to acquire additional nursing and other care giving operations to expand and complement our existing operations. We believe that the healthcare flexible staffing services industry in the U.K. is highly fragmented and that additional acquisition opportunities will continue to arise in a general trend toward industry consolidation. Consistent with this strategy, we acquired twelve nursing and care giving operations in the U.K. during fiscal 2001, twelve during fiscal 2000 and ten during fiscal 1999.

         We believe that the key competitive advantages of our U.K. flexible staffing business are our:


         o EXTENSIVE BRANCH NETWORK. We operate a community-based network of over 100 branches, with the capacity to provide nurses, carers and specialized medical personnel to locations covering 90% of the population of Great Britain. We also actively assess opportunities to extend our geographic coverage and increase our market penetration by evaluating customer needs, the skill base of flexible staff and growth potential in identified areas.


         o DIVERSIFIED CUSTOMER BASE. We provide flexible staff to four types of customers: hospitals, local authorities, nursing homes and private patients. We also believe this diversity of customers provides us with a competitive advantage in our recruiting and retention efforts, as staff are attracted by the broad range of placement opportunities.

         o ENTREPRENEURIAL BUSINESS CULTURE. Our branches are managed either by general managers, in the case of larger acquisitions, or by employed branch managers or self-employed superintendents. In each case, the individual's remuneration is dependent upon branch performance. Self-employed superintendents are remunerated on an entirely performance-related basis linked to the gross profit of the branches they manage, while employed branch managers are remunerated with salary and performance bonuses.

         o QUALITY REPUTATION. We believe that our customers choose flexible staffing agencies on the basis of local branch awareness and reputation. We focus on providing a consistently high quality of service to the local communities where our branches are located. We believe that the principal brand names within our U.K. operations each have strong individual reputations, and it is our current intention to retain all such brands.

         o TRACK RECORD OF ACQUISITIONS. We have achieved significant growth through acquisition, growing from 71 branches in 1999 to 105 branches as of May 1, 2002. We believe this growth is attributable to our structured acquisition and integration process. We first identify suitable branches for acquisition and develop a relationship with the vendor and key management team.

         o MANAGEMENT EXPERTISE. Timothy M. Aitken, our chairman and chief executive officer, and Sarah L. Eames, our president and chief operating officer, have, respectively, 12 and 22 years experience in the healthcare industry. In addition, many of our U.K. branch managers and superintendents were former nurses or have otherwise been involved in the healthcare industry.

         Utilizing our successes in the U.K., we believe favorable industry trends create significant opportunities for us to grow our flexible staffing services healthcare business in the U.S.

RECENT DEVELOPMENTS

         The Reorganization and the Annual Meeting of Shareholders


         On July 25, 2002, we consummated a reorganization (the "Reorganization") involving our company and two of our U.K. subsidiaries -- Allied Healthcare Group Limited ("Allied Healthcare (UK)") and Transworld Healthcare (UK) Limited ("TWUK"). The Reorganization was consummated pursuant to a Master Reorganization Agreement, dated as of April 24, 2002, as amended on May 16, 2002 and June 26, 2002 (the "Reorganization Agreement"), among our company, Allied Healthcare (UK), TWUK and certain investors in such subsidiaries. In the Reorganization, equity investments in TWUK and subordinated debt investments in Allied Healthcare (UK) were exchanged for shares of our common stock and shares of our new Series A preferred stock. The net effect of the Reorganization was that TWUK became an indirect wholly-owned subsidiary of our company and the senior subordinated debt of Allied Healthcare (UK) was replaced by shares of our Series A preferred stock. We believe that the Reorganization resulted in our company having a more straight-forward and integrated management and corporate structure.

         In the Reorganization, we issued (or are obligated to issue) an aggregate of up to 2,358,930 shares of our common stock and up to 7,773,660 shares of our Series A preferred stock. We agreed to register the resale of all of the shares of our common stock (including the shares of common stock issuable upon conversion of the Series A preferred stock of the Company) issued or to be issued in the Reorganization (an aggregate of 10,132,590 shares of common stock). The registration statement of which this prospectus forms a part was filed pursuant to such agreement.

         As of the date of this prospectus, we had issued all of the shares of Series A preferred stock we are obligated to issue as a result of the consummation of the Reorganization and 1,468,832 shares of common stock we are obligated to issue as a result of the consummation of the Reorganization. Certain investors in TWUK are entitled to receive an aggregate of an additional 890,098 shares of common stock as a result of the consummation of the Reorganization. These shares will be issued to such investors on such date or dates as they request. After we issue all of the shares of stock we are obligated to issue in connection with the Reorganization, we will have 21,569,163 shares of common stock outstanding and 7,773,660 shares of Series A preferred stock outstanding (assuming no further issuances of stock in capital-raising transactions, pursuant to the exercise of options, or otherwise).

         The Reorganization Agreement and the Reorganization were approved by our shareholders at our annual meeting of shareholders held on June 7, 2002. At the annual meeting, our shareholders also:


         o    elected seven directors for a one year term;

         o approved certain amendments to our Certificate of Incorporation and Bylaws related to the Reorganization, as a result of which we:

              o changed our company's name from Transworld Healthcare, Inc. to Allied Healthcare International Inc.;

              o increased the number of authorized shares of capital stock we may issue from 40 million shares of common stock and two million shares of preferred stock to 62 million shares of common stock and ten million shares of preferred stock; and

              o eliminated provisions requiring supermajority board approval for certain actions.

         o    ratified and adopted our 2002 Stock Option Plan; and

         o ratified the selection of Ernst & Young LLP as our company's independent auditors for the fiscal year ending September 30, 2002.

         Recent Issuances of Shares to Officers and Related Transactions

         On April 22, 2002, we issued 684,258 shares of our common stock to Timothy M. Aitken, our chairman and chief executive officer, and 487,099 shares of common stock to Sarah L. Eames, our president and chief operating officer, as a bonus for, among other things, services rendered to our company through the date of issuance. We refer to these issuances as the "Bonus Share Issuances."

         Simultaneously with the Bonus Share Issuances, our company and TWUK entered into a Tax Bonus, Tax Loan and Tax Indemnification Agreement (the "Tax Agreement") with each of Mr. Aitken and Ms. Eames. The purpose of the Tax Agreements is to provide Mr. Aitken and Ms. Eames (through cash bonuses and loans from our company) with substantially all of the cash necessary for them to pay the federal, New York State and New York City income taxes, as applicable, that they are expected to incur as a result of the Bonus Share Issuances and to provide them with the tax indemnity described below. Pursuant to the Tax Agreements, on May 3, 2002, we made a cash payment to Mr. Aitken of $1,401,263 and loaned him $550,000 and we made a cash payment to Ms. Eames of $846,237 and loaned her $390,000. The loans to Mr. Aitken and Ms. Eames are evidenced by promissory notes that have been executed by each of Mr. Aitken and Ms. Eames. The promissory notes are payable on the fifth anniversary of the date that the loans that they evidence are made; however, in the event that either Mr. Aitken or Ms. Eames sells any of the shares of our common stock received in the Bonus Share Issuances, the promissory notes require him or her to prepay a portion of the loans in accordance with a formula set forth in the promissory notes. The promissory notes bear interest at the rate of 4.65% per annum and the payment thereof is secured by a pledge by each of Mr. Aitken and Ms. Eames of all of their respective non-qualified stock options of our company, the shares of common stock issuable upon the exercise of any stock options of our company (whether qualified or non-qualified) and the dividends, if any, they receive in respect of such shares of common stock.


         Pursuant to the Tax Agreements, TWUK will be obligated to indemnify each of Mr. Aitken and Ms. Eames for all income tax liabilities that they may incur as a result of the Bonus Share Issuances, subject to a specified maximum amount.

         In connection with the Bonus Share Issuances, each of Mr. Aitken and Ms. Eames resold to TWUK on June 27, 2002 the redeemable shares of TWUK held by them for their nominal value (approximately (pound)707 in the aggregate). (Mr. Aitken held 4,130,000 redeemable shares and Ms. Eames held 2,940,000 redeemable shares, all of which were subject to these agreements.) It was a condition to the consummation of the Reorganization that TWUK purchase the redeemable shares of Mr. Aitken and Ms. Eames for their nominal value prior to the Reorganization. The other holders of redeemable shares of TWUK exchanged their redeemable shares for shares of our common stock in the Reorganization.

         In our fiscal quarter ended June 30, 2002, we recognized an expense of approximately $6,558,000 related to the Bonus Share Issuances and the payment of the cash bonuses to Mr. Aitken and Ms. Eames.


         On April 22, 2002, we entered into an Stock Purchase Agreement with Hyperion TWH Fund II LLC, Triumph Partners III, L.P. and Triumph III Investors, L.P. pursuant to which we agreed to issue an aggregate of 750,000 shares of our common stock to these investors at a purchase price of $4.25 per share, which represented a premium to the then current market price. Hyperion TWH Fund II is an affiliate of three other Hyperion funds that are investors in our common stock. Triumph Partners III, L.P. and Triumph III Investors, L.P. (collectively, the "Triumph entities") are existing investors in TWUK. We issued the 750,000 shares on April 30, 2002 and received proceeds of an aggregate of $3,187,500. Subsequently, the Triumph entities transferred an aggregate of 75,000 of these shares of our common stock to BNP Paribas.

         We used approximately $2,247,500 of the proceeds we received from the issuance of our shares of common stock to Hyperion TWH Fund II and the Triumph entities to pay Mr. Aitken and Ms. Eames the cash bonus we were required to make to them pursuant to the Tax Agreements and we used approximately $940,000 of the proceeds we received from the issuance of the shares of common stock to Hyperion TWH Fund II and the Triumph entities to make the loans we were required to make to Mr. Aitken and Ms. Eames pursuant to the Tax Agreements.


         We have agreed to register, at our expense, for resale all of the foregoing shares that we issued to Mr. Aitken, Ms. Eames, Hyperion TWH Fund II and the Triumph entities (including the shares subsequently transferred by the Triumph entities to BNP Paribas). This prospectus covers such resales.

                                  RISK FACTORS

         You should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR FINANCIAL CONDITION

We have a history of losses and may incur losses in the future.


         We have a history of net losses. For the years ended September 30, 2001, 2000 and 1999 net losses were $26,612,000, $24,944,000 and $7,346,000, respectively. Even if we do achieve profitability, we may not be able to sustain or increase our profitability in the future.


You should not rely on our quarterly operating results as an indication of our future results because they are subject to significant fluctuations.

         Our future revenues and results of operations may fluctuate significantly due to a combination of factors, some of which may be beyond our control. These factors include:

         o our acquisition and growth strategy, which means that we expect to acquire new businesses, leading to increased revenues and expenses;

         o currency fluctuations that affect reported revenues and expenses from our U.K. operations;

         o variations in the levels of capital or operating expenditures and other costs relating to acquisitions and the expansion of our operations; and

         o general economic conditions, as well as economic conditions specific to our industry.

         Accordingly, you should not rely on quarter to quarter comparisons of our results of operations as an indication of our future performance. It is possible that in future periods our results of operations may be below the expectations of public market analysts and investors. This could cause the trading price of our common stock to decline.

We may not be able to recover the substantial amounts of goodwill generated by our acquisitions.

         Goodwill represents the purchase price of an acquisition less the fair value of the net tangible and intangible assets acquired. We have generated substantial amounts of goodwill from our acquisitions. Part of our strategy involves making additional acquisitions. Because businesses of the type we target often do not have substantial tangible assets, we expect that our acquisition of these businesses will continue to generate significant amounts of goodwill.


         At both June 30, 2002 and September 30, 2001, we had goodwill of approximately $116,200,000 and $109,400,000, respectively, which equaled approximately 45% and 44%, respectively, of our total assets at those dates. We cannot be certain that we will be able to recover all of the goodwill that we now carry as an asset.


We have incurred significant debt obligations, which could impact our financial condition and results of operations.


         At June 30, 2002, we and our subsidiaries had approximately $142,000,000 of debt, excluding approximately $43,100,000 of debt that was converted or that we anticipate will be converted into shares of common stock or Series A preferred stock of our company in the Reorganization (although the Series A preferred stock will be classified as debt on our consolidated balance sheet). The level of our indebtedness will have several important effects on our future operations, including, without limitation:


         o we will use a portion of cash flow from operations for the payment of any principal or interest due on outstanding indebtedness;

         o outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

         o the level of outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures, additional acquisitions or general corporate purposes.


         Subject to certain limitations, a majority in interest of the holders of our Series A preferred stock have the right to require us to redeem their shares upon the occurrence of a liquidity event (defined as a sale or transfer of 90% or more of our capital stock or the capital stock of either Allied Healthcare (UK) or TWUK to a person other than Triumph Capital Group or an affiliate of Triumph Capital Group, a sale or transfer of our property or assets either representing 90% or more of the total value of our assets or generating 90% or more of our revenues, or the liquidation, dissolution or bankruptcy of either our company or Allied Healthcare (UK) or TWUK) or any time after December 17, 2007 if we have paid our senior credit facility and our mezzanine loan in full on or before such date. In the event that all of the 7,773,660 shares of our Series A preferred stock that we issued in the Reorganization are redeemed, we will be required to pay such holders (pound)2.867 per share or an aggregate of (pound)22,286,869, plus any accrued or declared but unpaid dividends on such shares of Series A preferred stock.

         General economic conditions, industry cycles and financial, business and other factors affecting operations, many of which are beyond our control, may affect future performance. As a result, these and other factors may affect our ability to make principal and interest payments on indebtedness. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service this debt, we may, among other things:

         o    seek additional financing in the debt or equity markets;

         o    refinance or restructure all or a portion of our indebtedness;

         o    sell selected assets; or

         o    reduce or delay planned capital expenditures or acquisitions.

         These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms or at all.


In the event of a payment default under our senior and mezzanine loans, our lenders have the right to seize our U.K. assets.

         If we are unable to repay our indebtedness when it becomes due our lenders will have a number of available remedies. Our senior and mezzanine loans are secured by all of the assets of, and the shares in, our U.K. companies. If we fail to pay these loans, the principal amount of which aggregated (pound)80,300,000 ($123,100,000) at June 30, 2002, these lenders could become the owner of, or force the sale of, our U.K. businesses or companies. Of such indebtedness, (pound)22,286,869 in aggregate principal amount (100% of the aggregate outstanding principal amount) of the senior subordinated promissory notes of Allied Healthcare (UK) was surrendered by the holders thereof in connection with the consummation of the Reorganization.

Our compliance with restrictions and covenants in our debt agreements may limit our ability to take corporate actions and harm our business.

         Our debt agreements contain a number of covenants that significantly restrict our operations, our ability to issue additional debt and our ability to pay dividends. Under our bank credit agreement we are also required to comply with specific financial ratios and tests, including a fixed charge coverage ratio, a test regarding debtor days (i.e., the number of days sales are outstanding) and a senior interest coverage ratio. We may not be able to comply in the future with these covenants or restrictions as a result of events beyond our control, such as prevailing economic, financial and industry conditions. If we default in the performance of the covenants in our debt agreements, our lenders could declare all of the principal and interest amounts outstanding due and payable and terminate their commitments to extend credit to us in the future. We plan to refinance our credit facilities or seek alternative credit agreements. We cannot guarantee that we will be able to secure new credit agreements on favorable terms or at all. If we are unable to secure credit on commercially reasonable terms in the future, our business could be harmed.

Our lenders have limited the right of our U.K. subsidiaries to pay dividends to our company.


         At June 30, 2002, we and our subsidiaries had approximately $142,000,000 of debt, excluding approximately $43,100,000 of debt that was converted or that we anticipate will be converted into shares of common stock or Series A preferred stock of our company in the Reorganization (although the Series A preferred stock will be classified as debt on our consolidated balance sheet). Under the terms of our loan agreements with these lenders, our U.K. subsidiaries generally may not pay dividends or other amounts to us or any of our other companies. Therefore, our company will not be able to use the cash flow or profits, if any, of the U.K. companies to pay our company's expenses or the expenses of any of our U.S. subsidiaries or to finance any acquisitions, capital expenditures or other initiatives of our company or any of our subsidiaries other than the U.K. companies. In addition, because our U.K. subsidiaries may not pay dividends or other amounts to us, we may not be able to pay the dividends on our Series A preferred stock. To the extent that we do not pay quarterly cash dividends on our Series A preferred stock, such dividends will compound, which will increase the amount of dividends we will have to pay on our Series A preferred stock.

Our ability to use our net operating loss carryforward in the future may be limited.

         As of June 30, 2002, we had a federal net operating loss carryforward of approximately $61 million, expiring between 2018 and 2022. Under federal law, if certain substantial changes in our stock ownership should occur, there could be an annual limitation on the amount of our federal net operating loss carryforward that we are able to utilize in the future to offset net income. As a result of the Reorganization, there were changes in our stock ownership and, as a result of this stock ownership change, we may be limited in our ability to utilize our federal net operating loss carryforward in the future. A limitation on our ability to use a significant portion of our federal net operating loss carryforward could have a material adverse effect on our financial condition, results of operations or the market value of our common stock.

We have significant contingent liabilities that may adversely affect our financial condition and results of operations.

         Many of our acquisitions contain earn-out provisions that may require us to make additional payments in the future. Under our existing earn-out arrangements, our maximum aggregate potential contingent obligation at June 30, 2002 was approximately $46 million. Our existing earn-out obligations expire in fiscal 2003. We plan to engage in additional acquisitions that will likely include earn-out provisions similar to our current earn-out obligations.

         In addition, we have granted redemption or put rights to the holders of our Series A preferred stock that could require us to repurchase a substantial number of shares under certain conditions. Our maximum aggregate potential contingent repurchase obligation with respect to our Series A preferred stock will be (pound)22,286,869, plus accrued or declared but unpaid dividends on such shares of Series A preferred stock.

         These contingent obligations could adversely affect our liquidity.


RISKS RELATING TO OUR BUSINESS AND STRATEGY

If we are unable to attract qualified nurses and other flexible staffing professionals for our flexible healthcare staffing business at reasonable costs, it could increase our operating costs and negatively impact our business.

         We rely significantly on our ability to attract and retain nurses and other flexible staffing professionals who possess the skills, experience and licenses necessary to meet the requirements of our hospital, healthcare facility and other clients. We compete for flexible healthcare staffing personnel with other flexible healthcare staffing companies and with hospitals and healthcare facilities. We must continually evaluate and upgrade our flexible staffing network to keep pace with our hospital and healthcare facility clients' needs. Currently, there is a shortage of qualified nurses and other flexible staffing personnel in most areas of the U.S. and the U.K., competition for nursing personnel is increasing, and salaries and benefits have risen. We may be unable to continue to increase the number of nurses and other flexible healthcare staffing professionals that we recruit, decreasing the potential for growth of our business. Our ability to attract and retain nurses and other flexible healthcare staffing professionals depends on several factors, including our ability to provide them with assignments that they view as attractive and to provide them with competitive benefits and wages. We cannot assure you that we will be successful in any of these areas. The cost of attracting nurses and other flexible healthcare staffing professionals and providing them with attractive benefit packages may be higher than we anticipate and, as a result, if we are unable to pass these costs on to our hospital and healthcare facility clients, our profitability could decline. Moreover, if we are unable to attract and retain nurses and other flexible healthcare staffing professionals, the quality of our services to our hospital, healthcare facility and other clients may decline and, as a result, we could lose clients.

A change in treatment of flexible staff for U.K. tax, employment and benefits purposes could result in increased costs.





         Like all employment businesses, we are exposed to potential employment related claims from workers who are currently engaged on a self-employed basis, but who later assert they are employees. These claims could include unfair dismissal on termination, which, under U.K. law, can only be made by an employee who has been employed by a company for at least one year. As a result of any future employment tribunal decisions or changes in the law we may need to treat our agency staff as employees, which could adversely affect our business and financial results.


Competition for acquisition opportunities may restrict our future growth by limiting our ability to make acquisitions at reasonable valuations.

         Our business strategy includes increasing our market share and presence in the flexible healthcare staffing industry and home healthcare industry through strategic acquisitions of companies that complement or enhance our business. We have historically faced competition for acquisitions. In the future, this could limit our ability to grow by acquisitions or could raise the prices of acquisitions and make them less attractive to us. In addition, restrictive covenants in our debt facilities, including a covenant that requires us to obtain bank and investor consent for acquisitions exceeding (pound)15,000,000 in the aggregate in any fiscal year, may limit our ability to complete desirable acquisitions. If we are unable to secure necessary financing under our credit facility or otherwise, we may be unable to complete desirable acquisitions.


We may face difficulties integrating our acquisitions into our operations and our acquisitions may be unsuccessful, involve significant cash expenditures, expose us to unforeseen liabilities or result in dilution of our shareholders interest in our company.

         We expect to continue pursuing acquisitions of flexible healthcare staffing companies and home healthcare companies that complement or enhance our business.

         These acquisitions involve numerous risks, including:

         o difficulties integrating acquired personnel and distinct cultures into our business;

         o difficulties integrating acquired companies into our operating, financial planning and financial reporting systems;

         o    addressing increased demands on internal systems and controls;

         o    potential loss of key employees or clients of acquired companies;

         o    diversion of management attention from existing operations; and

         o assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with healthcare regulations.

         These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could have a material adverse effect on our financial condition and results of operations. In addition, if we issue additional securities in connection with an acquisition, the ownership interests of our existing securityholders will be diluted. Any acquisition may ultimately have a negative impact on our business and financial condition.

Our decentralized structure in the U.K. could result in unforeseen costs and could adversely impact our business.


         We operate in the U.K. with a decentralized structure under which our branches operate on a relatively autonomous basis. The success of this model demands key centralized management control in the areas of payroll, accounts receivable, contracts, pricing, regulatory matters, quality control and information technology. All of our branches are required to report to us on a weekly basis their revenues, man hours worked and other data, and their profit and loss on a monthly basis. Our management reviews all of this data regularly. However, if we fail to exert proper centralized management control, our local branches could engage in unauthorized activities, our management initiatives may be frustrated and our business, financial condition and results of operations may be adversely affected.

Our recent acquisitions remain to be fully integrated.


         We acquired Balfor Medical Limited, Staffing Enterprise Limited and Staffing Enterprise (PSV) Limited during the last 12 months. These businesses operate under earn-out arrangements that will expire in September (in the case of Balfor) and December 2002 (in the case of the two Staffing Enterprise entities). Until the earn-out periods have concluded, these businesses will continue to operate on a day-to-day basis with some autonomy, particularly because they will continue to utilize independent IT systems. While we exercise financial and management controls over these businesses, there can be no assurance that we will be able to successfully integrate these businesses into our company.


We may fail to adequately manage our anticipated future growth.

         We have achieved growth in our flexible healthcare staffing business over the last three years through both organic growth and strategic acquisitions. We intend to continue to expand in the future both in the U.K. and the U.S. As we grow, there will be increased demands on our management and on our operational and administrative systems, controls and other resources. We will also have to improve the efficiency of our operations. There can be no assurance that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. We also may be required to add staff and information and other systems. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems.

We are dependent on the proper functioning of our information systems. Planned replacement of our information system used in the U.K. may cost more than currently budgeted.

         Our company is dependent on the proper functioning of our information systems in operating our business. Critical information systems used in daily operations identify and match staffing resources and client assignments and perform billing and accounts receivable functions. Our information systems are protected through physical and software safeguards and we have backup processing capabilities. Our U.K. operations do not currently have a formal IT disaster recovery plan, although a project to implement this and improved IT security is underway. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. If critical information systems fail or are otherwise unavailable, these functions would have to be accomplished manually, which could temporarily impact our ability to identify business opportunities quickly, to maintain billing and clinical records reliably and to bill for services efficiently.

         In order to support our continued growth, we intend to replace our core U.K. IT systems over the next 12 to 24 months. The project to replace these key systems is still in the initial planning and specification stages. There can be no assurance that we will be able to successfully implement our plans or that any such improvements will be implemented in a timely manner or within budget.

We operate in a highly competitive market and our success depends on our ability to remain competitive in obtaining and retaining clients.

         The flexible healthcare staffing business and the home healthcare markets are highly competitive. We compete in national, regional and local markets in the U.K. with full-service staffing companies, specialized flexible staffing agencies hospitals, nursing homes and other home health care businesses. There are relatively few barriers to entry in the markets we serve and, historically, our industry has been highly fragmented. While we expect to continue to face competition from a broad range of companies, the recent consolidation trend in our industry is likely to result in an increase in the number of companies who service regional or national markets. Many of our competitors have greater name recognition, access to capital and marketing, financial and other resources than we do. We believe that the primary competitive factors in obtaining and retaining hospital and healthcare facility clients are identifying qualified healthcare professionals for specific job requirements, providing qualified employees in a timely manner, pricing services competitively and effectively monitoring employees' job performance. We compete based on the quantity, diversity and quality of assignments offered, compensation packages and the benefits that we provide. Competition for hospital and healthcare facility clients and home healthcare clients may increase in the future and, as a result we may not be able to remain competitive. To the extent competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenues or hospital and healthcare facility clients and our margins could decline, which could seriously harm our operating results and cause the price of our stock to decline. In addition, the development of alternative recruitment channels could lead our hospital and healthcare facility clients to bypass our services, which would also cause our revenues and margins to decline.

         In the U.S., we compete with hospitals, nursing homes and other businesses that provide all types of healthcare services, many of which are larger and more established companies, with significantly greater resources and access to capital, and greater name recognition than us. As a regional rather than a national provider, general regional economic conditions are more likely to affect us than if our operations were spread over a larger market area.


Our focus on the per diem market in the U.K. may be a competitive disadvantage.

         Unlike many other businesses within the U.K. market, we have actively pursued business in the per diem market rather than through long term contracts. (Business provided on a per diem basis arises when a customer requires flexible staff, and there is no formal or ongoing contractual commitment with the customer.) In the per diem market, health care facilities retain flexible staffers on a job-to-job basis when needed, without any long term contractual commitment by the purchaser or provider. Long-term contracts, however, are negotiated for a number of years and guarantee supply of staff to the purchaser (but do not guarantee that staffing services will be purchased). Contracts generally command lower prices than the per diem market and therefore generally lead to lower margins. Although we believe that current and forecast healthcare staff shortages will continue to fuel demand for staff in the per diem market, a change in the supply and demand dynamics for healthcare workers could result in business derived from long term contracts becoming more attractive. In particular, the award of long term contracts to our competitors (thereby granting "lead" supplier status to such competitors) could prevent us from securing the business of potential purchasers.


If certain key contracts are not renewed, our profits and results of operations may be adversely affected.


         While we primarily rely on the business from the per diem market in the U.K., we have entered into a number of key fixed-term contracts, none of which account for more than 5% of our revenues. If we are unable to renew these or other contracts on commercially acceptable terms, or at all, the lost revenues and profit could adversely affect our results of operations.


The loss of key senior management personnel could adversely affect our ability to remain competitive.

         We rely heavily on our senior management team, led by Timothy M. Aitken, our chairman and chief executive officer, and Sarah L. Eames, our president and chief operating officer. We have entered into employment agreements with Mr. Aitken and Ms. Eames that expire in 2004. These employment agreements contain provisions, which restrict the executives from engaging in any competing business following employment. However, these restrictions may not be fully enforceable in certain jurisdictions and will only apply for a limited period following termination of employment.

         We currently maintain key man life insurance on Mr. Aitken in the amount of (pound)1 million and Ms. Eames in the amount of (pound)500,000. However, such insurance may not be sufficient to compensate us for the loss of any of these key executives.

Our business is subject to certain risks inherent to international operations.

         We operate in the U.K., including Northern Ireland, and the U.S. Our international operations are subject to a variety of risks, including:

         o    fluctuations in currency exchange rates;

         o    tariffs, customs, duties and other trade barriers;

         o varying laws relating to, among other things, employment and employment termination;

         o    seasonal reductions in business activity;

         o    the impact of recessions in economies outside the U.S.;

         o    changes in regulatory requirements;

         o    more restrictive privacy regulation;

         o    potentially adverse tax consequences;

         o difficulties and costs of staffing and managing foreign operations; and

         o    political and economic instability.

         These risks may materially and adversely affect our business results of operations or financial condition.

RISKS RELATING TO THE FLEXIBLE HEALTHCARE STAFFING AND HOME HEALTHCARE MARKETS


Demand for healthcare staffing services may fail to rise, remain at current levels or may decline. There are indications that the size of the U.K. nursing home market for temporary staffing providers has been static or declining.

         Although management anticipates that the market for healthcare staffing services in the healthcare sector will continue to expand, there can be no assurance that growth will occur at all or continue at historic rates or at the rate currently expected. Such growth could be adversely affected by a variety of factors, including emphasis on permanent staff and minimization of the use of temporary staff by healthcare providers and automation or computerization of services traditionally performed by temporary staff providers.

         There are indications that the size of the U.K. nursing home market for temporary staffing providers has been static or declining in the last two years. The U.K. nursing home market accounts for approximately 91% of our revenues for the nine months ended June 30, 2002. The care purchasing policies of local authorities have put severe pressure on margins at care homes (which are known as nursing homes in the U.S.), resulting in care homes being particularly cost-conscious and highly incentivized to limit usage of temporary staff.


         If demand for temporary staffing services in the healthcare sector generally declines or does not increase at the rate we anticipate, or the market requires services other than those which we can offer, our business, financial condition and results of operations may be materially and adversely affected.

Economic conditions could adversely affect the demand for our services and, therefore, our financial performance.

         Demand for flexible staffing services and home healthcare products and services may be significantly affected by the general level of economic activity and economic conditions in the regions and sectors in which our company operates. An economic downturn in a region in which our company operates may adversely affect our staffing services in that region, as the use of temporary workers may decrease. It may also adversely affect our sale of home healthcare products and services. There may also be a delay between the occurrence of an actual or perceived threat of economic downturn and the impact this could have on our business and financial results. In addition, an economic downturn may result in a reduction in spending by the U.K.-government funded National Health Service (also known as the NHS) on temporary staff.

         We may also be negatively impacted by economic conditions during periods of strong growth. For example, it may become more difficult for us to locate temporary staff to supply healthcare providers during periods of low unemployment.

Fluctuations in patient occupancy at the hospital and healthcare facilities of our clients may adversely affect the demand for our services and therefore our financial performance.

         Demand for our flexible healthcare staffing services is significantly affected by the general level of patient occupancy at our hospital and healthcare clients' facilities. When occupancy increases, temporary employees are often added before full-time employees are hired. As occupancy decreases, hospital and healthcare facility clients typically will reduce their use of temporary employees before undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of occupancy downturn. Occupancy at our healthcare clients' facilities also fluctuates due to the seasonality of some elective procedures. We are unable to predict the level of patient occupancy at any particular time and its effect on our revenues and earnings.

We operate in a regulated industry and changes in, or violation of, laws or regulations may result in increased costs or sanctions that could impact our financial performance.

         Our business is subject to extensive and complex laws and regulations in the U.K. and the U.S. These include laws and regulations related to professional licensure, conduct of operations, payment for services and referrals, benefits payable to temporary staffers and taxation. If we fail to comply with the laws and regulations that are directly applicable to our business, we could suffer civil and/or criminal penalties or we could be required to stop operating in one or more jurisdictions.

Healthcare reform could negatively impact our business.


         Political, economic and regulatory influences are subjecting the healthcare industry in the U.K. and the U.S. to fundamental change. Federal, state and local government in both countries continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the healthcare delivery system. Governments in both countries have attempted to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and drug companies, including by limiting and/or reducing the payments for services provided by healthcare staffing and home healthcare companies. It is likely that further healthcare reform legislation in the U.K. and/or U.S. will affect our company in some fashion and may adversely affect our business, financial position or results of operation.

Recent and proposed changes in U.K. regulations effecting healthcare staffing companies may result in increased costs that reduce our revenue and profitability.


         The recent introduction of new regulatory provisions in the U.K. could substantially raise the costs associated with operating our business. Some proposed changes in regulations could have a similar effect. We may not be able to pass along to our customers the costs of implementing any changes that result from these new and changed laws and regulations. Some new and proposed regulations include:

         U.K. rules affecting temporary workers. The benefits and protections that temporary workers in the U.K. must be provided has recently increased, and new or more stringent laws may be introduced in the future. These regulations may reduce our profitability. For example, the European Court of Justice recently ruled that the provisions of the European Working Time Directive, or WTD, that entitled temporary workers to paid annual leave only when they have been continuously employed for 13 weeks is unlawful. Regulations have subsequently been passed that amend the WTD to remove the 13 week qualifying period so that workers will be entitled to paid leave from the first day of employment. However, in the first year of employment, the amount of leave that a worker can take is limited to the amount he or she has accrued at that time.


         Care Standards Act. The Care Standards Act 2000 has been implemented in the U.K. in stages, with the key provisions to be implemented in September 2002. The Care Standards Act will impose a number of regulatory burdens on flexible staffing providers to the healthcare industry. As a result of the Care Standards Act, providers of flexible healthcare staffers will have to register with the National Care Standards Commission. The Care Standards Act provides regulation making powers for the appropriate minister to make provision with respect to management and staffing, fitness of premises and the conduct of specified services. Although we believe that our company will be better positioned to comply with the regulations of the Care Standards Act than smaller operators, there can be no assurance that the regulatory burden on our company will not continue to increase.

         Proposed changes in U.K. VAT rules. Our company currently acts as an agent in supplying medical and non-medical flexible staff, which, under U.K. law, requires us to charge VAT only on the amount of commission charged to the purchaser of flexible staff. The Conduct of Employment Agencies and Employment Business Regulations 2001 (the "Regulations"), planned to come into force in the U.K. in late 2002 or early 2003, could place an increased VAT burden on our company. The Regulations are expected to require employment agencies, including those supplying flexible staff, to enter into contractual relationships with the workers that they supply. Contracts between flexible staffing providers and purchasers of flexible staff would become contracts in which the flexible staff provider acts as principal, rather than agent, for VAT purposes. For non-medical staff, VAT would be due on the total amount of the charges made by the flexible staff provider, including salary costs, rather than merely on its commission. This change may adversely affect our cash flow if we have to pay the increased VAT liability to HM Customs & Excise before purchasers of flexible staff have paid their fees to us. The proposed law will result in the provision of medical staff such as nurses being exempt from VAT. Pursuant to such exemption, we will be restricted in the amount of VAT we can recover from input costs relating to our businesses.

         NHS reforms may have a substantial negative impact upon us. For our fiscal year ended September 30, 2001 the NHS accounted for 42% of our flexible staffing business revenue. Flexible staffing providers, such as us, are subject to the risk that the NHS will seek to regulate the price it pays for temporary staff, reduce its use of temporary staff, or replace its use of such staff where possible with in-house alternatives (such as NHS Professionals) providing more flexible working opportunities for its permanent employees.

         The NHS Professionals initiative, which was announced in November 2000, is a nurse bank management scheme operated by NHS Trusts which aims to provide an efficient temporary staffing service for public sector hospitals. NHS Professionals will coordinate nurse banks operated by NHS Trusts with the intention of maintaining quality standards and controlling cost across all NHS nurse banks.

         The first phase of the NHS Professionals scheme was launched in Apri1 2000 and piloted in 15 UK health authorities. The government anticipates that NHS Professionals scheme will be fully operational on a national basis by April 2003

         While the full impact of the introduction of the London Agency Project (discussed below) is not yet quantifiable, it is possible that a longer term objective of such initiative is to reduce the cost of the agency commission. It is not unreasonable to assume that the NHS purchasing and supply agency may switch its objectives for the next round of framework agreement negotiations from quality and standard setting to price reduction.

         The London Agency Project was announced in January 2001 and is intended to create a central body responsible for drawing up a framework for contracts between London-based NHS Trusts and selected temporary staffing agencies to supply the temporary nurse and other temporary staff to the healthcare sector. The government intends the London Agency Project to cover all healthcare staff categories in the long term, but the project initially focused on specialist nursing, such as accident and emergency and critical care. The government has indicated that the contract period to be offered to the selected agencies will be three years. The goals of the project are to ensure a consistent high quality of temporary staff and that value for money is achieved by every NHS Trust in London. Our company is a part of the framework for the supply of specialist nurses.

         If the NHS were significantly to reduce its use of our services, drive down prices or change its policy on private sector involvement, it could have a material adverse effect on our business, financial condition and results of operations. However, there is currently a shortage of qualified nurses within the U.K., leading not only to the high use of agency nursing but also to NHS Trusts seeking to employ qualified nurses from overseas on a permanent and temporary basis.

Our success in the homecare services market depends on our ability to provide staff at rates acceptable to local authorities.


         The largest providers of homecare services in the U.K. are Local Authority Social Services departments. Outsourcing of homecare by these local authorities is the principal source of revenue and growth in the homecare staffing market. Though figures vary widely among local authorities, homecare provided directly by the local authorities typically is significantly more expensive per hour of care than homecare outsourced to independent homecare providers. While we believe there is potential for further outsourcing of homecare by local authorities, this potential may be partially offset by tighter local authority budgets. Moreover, there can be no assurance that we will be chosen by local authorities to provide outsourced homecare services in the future, or that we will be able to recruit and retain homecare staff at hourly rates that local authorities are willing to pay.


Significant legal actions could subject us to substantial uninsured liabilities.

         In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. In addition, we may be subject to claims related to torts or crimes committed by our employees or temporary staffing personnel, including misuse of proprietary information and theft of property. We may also face possible claims by employees or employee candidates of discrimination or harassment (including for actions our customers or their employees may have taken), violations of health and safety regulations, workers compensation claims, retroactive entitlement to benefits and other similar claims. In some instances, we are required to indemnify clients against some or all of these risks. A failure of any of our employees or personnel to observe our policies and guidelines intended to reduce these risks, relevant client policies and guidelines or applicable federal, state or local laws, rules and regulations could result in negative publicity, payment of fines or other damages. Litigation is costly and even if we do prevail, the cost of such litigation could harm us. To protect ourselves from the cost of these claims, we maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. If we are unable to maintain adequate insurance coverage, we may be exposed to substantial liabilities.

RISKS RELATING TO OUR COMMON STOCK

The holders of shares of our Series A preferred stock are entitled to special rights, including redemption rights, not afforded to the holders of our common stock and the exercise of such rights could have an adverse effect on the holders of our common stock.

         Our shares of Series A preferred stock are entitled to certain preferences over our common stock, including the following:

         o we may not issue dividends to the holders of common stock until all accrued and unpaid dividends on the shares of our Series A preferred stock are paid in full as of the date of the dividend; and


         o upon the liquidation, dissolution or winding up of our company, the holders of our shares of Series A preferred stock are entitled to receive an amount equal to (pound)2.867 per share, or (pound)22,286,869 in the aggregate, plus any accrued and unpaid dividends, before the holders of our common stock would be entitled to receive distributions.


         In addition, the shares of Series A preferred stock have the following rights and preferences, neither of which are available to the holders of our common stock:

         o subject to certain limitations, the shares of Series A preferred stock are convertible into shares of our common stock by the holders thereof; and

         o subject to certain limitations, the shares of Series A preferred stock are redeemable by the holders thereof for cash.

The holders of our shares of Series A preferred stock may be entitled to elect additional directors to our board of directors, and possess special approval rights, which may deter or delay mergers or tender offers.




         If we violate certain covenants contained in our Certificate of Amendment (relating to the Series A preferred stock) to our Certificate of Incorporation, such as failing to make dividend payments on the shares of Series A preferred stock when required or failing to redeem the shares of Series A preferred stock when required, then the holders of our Series A preferred stock will be entitled to special voting rights enabling them to elect one additional director, every six months until the violation is cured, to our board of directors, who will continue to serve as directors until we are no longer in breach of those covenants. This right, as well as the special approval rights of the holders of our Series A preferred stock may, in some circumstances, deter or delay mergers, tender offers or other possible transactions which may be favored by some or a majority of the holders of our common stock.

The holders of our Series A preferred stock have anti-dilution protection that may entitle them to receive additional shares of common stock, thus diluting the ownership interests of the holders of our common stock.

         Currently the holders of our Series A preferred stock may convert their shares into shares of our common stock on a one-for-one basis. However, the conversion ratio is subject to adjustment in a number of circumstances. In some circumstances, such as certain issuances of our common stock or securities convertible into our common stock at a price per share less than the conversion price for the Series A preferred stock then in effect, the ownership interest of the holders of Series A preferred stock in our company (on a fully-diluted basis) may increase, thus diluting the ownership interests of the holders of our common stock.

Future sales by existing shareholders may lower the price of our common stock.


         After we issue all of the shares of stock we are obligated to issue in the Reorganization, we will have 21,569,163 shares of common stock outstanding and 7,773,660 shares of Series A preferred stock outstanding (assuming no further issuances of stock in capital-raising transactions, pursuant to the exercise of options, or otherwise). In addition:

         o As of the date of this prospectus, our officers, directors, employees and consultants own options to acquire an additional 1,394,000 shares of common stock which were issued under our 1992 Stock Option Plan and 205,000 shares of common stock which have been issued under our 2002 Stock Option Plan (a total of 1,599,000 shares). The shares to be issued upon exercise of the options granted under our 1992 Stock Option Plan have been registered and may be freely sold when issued. We anticipate that the shares to be issued upon exercise of the options granted to date and to be granted under our 2002 Stock Option Plan will be registered and will be able to be freely sold when issued.

         o Although we will not issue any more options under our 1992 Stock Option Plan, under our 2002 Stock Option Plan we may issue options to purchase up to three million shares of common stock (subject to increase in accordance until the terms of the 2002 Stock Option
              Plan) to officers, directors, employees and non-employee independent contractors (205,000 of which have been issued to date). We anticipate that the shares to be issued upon exercise of options that have already been granted and the shares to be issued upon exercise of options to be issued in the future will be registered and will be able to be freely sold when issued.


         o Our officers and directors also own an additional 1,202,957 shares of common stock that may be sold subject to the volume restrictions imposed by securities laws.




         Sales of substantial amounts of common stock into the public market could lower the market price of our common stock.

Because a small group of shareholders may control our voting stock, investors may have little or no control over our company or our management.


         After giving effect to all of the shares of common stock and Series A preferred stock that we are obligated to issue in the Reorganization, the four Hyperion funds collectively own approximately 40.4% of our outstanding voting stock and the Triumph entities collectively own approximately 26.6% of our voting stock. (Our voting stock consists of our shares of common stock and our shares of Series A preferred stock. See "Description of Our Securities.") As a result, these shareholders may be able, subject to the terms of any agreements with third parties, to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

         Although our company has agreed to register the resale of all of the shares of common stock (including the shares of common stock issuable upon conversion of the Series A preferred stock) held by the Hyperion funds and the Triumph entities pursuant to the registration statement of which this prospectus forms a part, there can be no assurance that the Hyperion funds or the Triumph entities will actually sell all or any of their shares.


If provisions in our corporate documents and New York law delay or prevent a change in control of our company, we may be unable to consummate a transaction that our shareholders consider favorable.


         Our Certificate of Incorporation and Bylaws may discourage, delay or prevent a merger or acquisition involving us that our shareholders may consider favorable. For example, our Certificate of Incorporation authorizes our board of directors to issue up to ten million shares of "blank check" preferred stock (of which eight million are designated as Series A preferred stock). Without shareholder approval, our board of directors has the authority to attach special rights, including voting and dividend rights, to the remaining two million shares of preferred stock. With these rights, preferred shareholders could make it more difficult for a third party to acquire us. New York law may also discourage, delay or prevent someone from acquiring or merging with us.

         Under the Certificate of Amendment (to our Certificate of Incorporation) relating to our Series A preferred stock, we may not merge with or sell substantially all of our assets to another entity unless, among other things, such entity is organized under the laws of either the United States or England and such entity expressly assumes every covenant and obligation set forth in the Certificate of Amendment, or such alternative obligations as may be agreed to by the holders of a majority in interest of the holders of the Series A preferred stock. The effect of this provision is that we may not merge with or sell substantially all of our assets without the consent of a majority in interest of the holders of the Series A preferred stock.

         Under each of the employment agreements we have entered into with our Timothy M. Aitken, our chairman and chief executive officer, and Sarah L. Eames, our president and chief operating officer, we are required to pay such officers an amount equal to 2.9 times his or her salary if his or her employment with our company is terminated for any reason within six months of a "change in control" of our company. Such change of control payments may have the effect of preventing or delaying a change of control of our company, even if the change of control was favored by our shareholders.


                           FORWARD LOOKING STATEMENTS

         This prospectus includes forward-looking statements.

         Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "could," "think," "estimate" and "predict," and other similar expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forward-looking statements.

         We based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Factors that could cause actual results to differ from those implied by the forward-looking statements include:

         o our ability to continue to recruit and retain qualified flexible and other healthcare staffing professionals and ability to attract and retain operational personnel;

         o our ability to enter into contracts with hospitals and other healthcare facility clients on terms attractive to us;

         o the general level of patient occupancy at our hospital and healthcare facility clients' facilities;

         o our ability to successfully implement our acquisition and integration strategies;


         o the effect of existing or future government regulation of the healthcare industry, and our ability to comply with these regulations; and

         o the impact of medical malpractice and other claims asserted against us.


         Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the "Risk Factors" section and elsewhere in this prospectus, as well as changes in any of the following: the demand for our products and services, general economic conditions, governmental regulation, the level of competition we face, customer strategies and pricing and reimbursement policies.

                          DESCRIPTION OF OUR SECURITIES



         As of the date of this prospectus, our authorized capital stock consists of 62 million shares of common stock and 10 million shares of preferred stock. After we issue all of the shares of stock we are obligated to issue in the Reorganization, we will have 21,569,163 shares of common stock outstanding and 7,773,660 shares of Series A preferred stock outstanding (assuming no further issuances of stock in capital-raising transactions, pursuant to the exercise of options, or otherwise).


COMMON STOCK

         Holders of common stock have the right to cast one vote, in person or by proxy, for each share owned of record on all matters submitted to a vote, including the election of directors.

         Holders of the common stock are entitled to share proportionately in any dividends that may be declared by the board of directors out of funds legally available for dividends. They are also entitled to share proportionately in all of our assets available for distribution to holders of shares of common stock upon the liquidation, dissolution or winding up of the affairs of our company. Holders of common stock do not have preemptive, subscription or conversion rights.

PREFERRED STOCK


         Our board of directors has the power, without further vote of our shareholders, to authorize the issuance of up to a total of two million shares of our preferred stock and to fix the terms, limitations, rights, powers and preferences of any of these shares of preferred stock. This power includes the ability to establish voting, dividend, redemption, conversion, liquidation and other rights and preferences for any of these shares.


Series A Preferred Stock


         We are authorized to issue up to eight million shares of Series A preferred stock, of which we have issued an aggregate of 7,773,660 shares. The terms of the Series A preferred stock are set forth in the Certificate of Amendment (relating to the Series A preferred stock) to our Certificate of Incorporation, which we refer to as the Certificate of Amendment.

         The following summarizes certain of the provisions of the Certificate of Amendment.


Dividends


         Each share of Series A preferred stock is entitled to receive cumulative, compounding dividends at the per share rate of 9.375% of (pound)2.867 per year commencing on June 18, 2002 (subject to adjustment for stock splits, stock dividends, recapitalizations and similar transactions, as described in the Certificate of Amendment), resulting in an annual uncompounded dividend obligation of approximately (pound)2.1 million per year. In addition, each share of Series A preferred stock will be entitled to receive dividends at a higher rate in the event that we fail to make certain payments, including, but not limited to, dividend payments to the holders of our Series A preferred stock. The shares of Series A preferred stock are entitled to receive dividends commencing on June 18, 2002 because the senior subordinated notes of Allied Healthcare (UK) which they replaced accrued interest through June 17, 2002.


         Any accrued but unpaid dividends will be paid upon liquidation, redemption or conversion of the Series A preferred stock. We may not declare or pay any dividends, make any distributions, or set aside any funds of assets for payment or distribution with regard to our common stock or any other class or series of our stock ranking junior to the Series A preferred stock until all accumulated dividends on the Series A preferred stock have been paid.

Voting Rights


         Each outstanding share of Series A preferred stock is entitled to that number of votes equal to the number of shares of common stock into which such share of Series A preferred stock is convertible. The Series A preferred stock and our common stock will vote as a single class on all matters submitted to a vote of our shareholders.

         Until Triumph Partners III, L.P. (or any of its affiliates) beneficially owns less than 50% of the shares of Series A preferred stock issued to it in the Reorganization, the holders of Series A preferred stock are entitled, voting as a separate class, to elect one director to our board of directors. In addition, the Series A preferred stock and our common stock will vote as a single class in the election of all other directors of our board of directors.

         In the event of a Covenant Breach (as that term is defined in the Certificate of Amendment), the holders of the Series A preferred stock will be entitled to elect one additional director to our board of directors. Thereafter, on each six-month anniversary of the occurrence of such breach, the holders of the Series A preferred stock will be able to elect one more director until the breach has been cured or waived. If, at any time while the holders of Series A preferred stock are entitled to elect a director, such director ceases to be a director of our company, the vacancy can only be filled by the vote of the holders of a majority of the Series A preferred stock.


Liquidation Preference

         In the event of any liquidation, dissolution or winding up of our company, the holders of Series A preferred stock will be entitled to receive, before the holders of common stock or any other class or series of stock ranking junior to the Series A preferred stock will be entitled to receive anything in respect of their shares, a liquidation preference equal to (pound)2.867 per share (subject to adjustment for stock splits, stock dividends, recapitalizations and similar transactions), plus any accrued or declared but unpaid dividends on such shares of Series A preferred stock, which we refer to as the Series A Preference Amount; provided, however, that in the event that the holders of

Series A preferred stock would have received an amount greater than the Series A Preference Amount had they converted their Series A preferred stock into shares of common stock immediately prior to the liquidation, dissolution or winding up of our company, such holders will be entitled to receive an amount per share equal to the amount they would received had they effectuated such a conversion.

Common Stock Conversion


         Conversion at the Option of the Holder of Series A Preferred Stock. Each holder of Series A preferred stock is entitled, at any time on or before the day before the date, if any, fixed for the conversion of the Series A preferred stock (see "Conversion at the Option of the Company" below), until December 17, 2008, to convert some or all of its shares of Series A preferred stock into shares of common stock. Each share of Series A preferred stock is initially convertible into one share of common stock. The conversion price and the number of shares subject to issuance upon conversion is subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends, recapitalizations and similar transactions.

         In addition, the holders of Series A preferred stock are entitled upon such conversion to receive in cash any accrued or declared but unpaid dividends on their shares. If we are unable to pay such dividends in cash, then the holders of the Series A preferred stock shall have the option to either:


         o revoke the conversion with respect to the shares of Series A preferred stock in question; or

         o receive a demand note in the principal amount of the unpaid dividends, bearing an interest rate 2% greater than Series A preferred stock dividend rate; or

         o receive an additional number of shares of common stock, as described in the Certificate of Amendment.


         Conversion at the Option of the Company. Subject to applicable law and the satisfaction of the conditions discussed below, we may convert the outstanding Series A preferred stock, in whole, but not in part, into shares of our common stock at a stated conversion rate and upon the payment of all accrued or declared but unpaid dividends on such shares of Series A preferred stock. The conversion rate is calculated by dividing the original issue price of the Series A preferred stock (pound)2.867 per share) by the conversion price (currently (pound)2.867 per share, subject to adjustment); provided, however, that we do not have the right to convert the Series A preferred stock until, subject to certain conditions, the closing price of our common stock multiplied by the aggregate number of shares of common stock issued pursuant to or issuable upon conversion of the Series A preferred stock is equal to or greater than (pound)55,717,172.50, which we refer to as a Qualified Public Value. In addition, if we convert the Series A preferred stock prior to December 17, 2002, the dividend payout amount shall be increased to give effect to all accrued or declared but unpaid dividends on such shares of Series A preferred stock as though the conversion occurred on December 17, 2002.

Redemption


         Subject to certain limitations, a majority in interest of the holders of the Series A preferred stock (defined as the holders of greater than 50% of the sum of (i) the shares of common stock issuable upon conversion of the Series A preferred stock and (ii) the shares of common stock that have been issued upon the conversion of the Series A preferred stock, provided that such shares of common stock are then held by the person or entity (or an affiliate thereof) who converted the shares of Series A preferred stock) have the right to require us to redeem their shares upon the occurrence of a liquidity event (defined as a sale or transfer of 90% or more of our capital stock or the capital stock of either Allied Healthcare (UK) or TWUK to a person other than Triumph Capital Group or an affiliate of Triumph Capital Group, a sale or transfer of our property or assets either representing 90% or more of the total value of our assets or generating 90% or more of our revenues, or the liquidation, dissolution or bankruptcy of our company, Allied Healthcare (UK) or TWUK) or any time after December 17, 2007 if we have paid certain of our and subsidiaries' debt in full on or before such date. The redemption right can be exercised up to three times, but for not less than (pound)5 million on any one occasion (or such lower amount as is necessary to redeem all of the shares of Series A preferred stock then outstanding). Upon a voluntary redemption, the holders of Series A preferred stock will be entitled to receive an amount equal to the Series A Preference Amount.


Covenants

         Until the earlier of our common stock achieving a Qualified Public Value or until Triumph Partners III, L.P. (or any of its affiliates) beneficially owns less than 50% of the shares of Series A preferred stock issued to it in the Reorganization, we will be required to comply with a number of covenants, including:


         Protective Provisions. The consent of a majority in interest of the holders of the Series A preferred stock will be required to:


         o amend our Certificate of Incorporation, including the Certificate of Amendment, or Bylaws in a manner that adversely affects the rights of the holders of Series A preferred stock;

         o create, authorize, reclassify or issue any shares of capital stock of any of our subsidiaries; or

         o declare or pay any dividends or make any distributions or apply any of our assets to the redemption, retirement, purchase or other acquisition of our capital stock, except in accordance with the Certificate of Amendment.

         Limitations on Transactions with Affiliates. We may not enter into certain transactions with the holders (or their affiliates) of Series A preferred stock, or any of our affiliates, unless certain conditions are first satisfied, as described in the Certificate of Amendment.

         Restrictions Against Limitations on Upstream Payments. Without the consent of a majority in interest of the holders of the Series A preferred stock, we may not, except in certain circumstances, restrict the ability of our subsidiaries to, among other things, pay dividends or make other distributions, make loans or transfer their assets.


Merger or Consolidation


         We may not merge with or sell substantially all of our assets to another entity unless, among other things, such entity is organized under the laws of either the United States or England and such entity expressly assumes, in a form reasonably satisfactory to a majority in interest of the holders of the Series A preferred stock, every covenant and obligation set forth in the Certificate of Amendment, or such alternative obligations as may be agreed to, so that the holders of Series A preferred stock may achieve the practical realization of the principal benefits intended to be provided to them in the Certificate of Amendment.


TRANSFER AGENT


         American Stock Transfer & Trust Company, based in New York, New York serves as transfer agent for the shares of our common stock and our Series A preferred stock.


                                 USE OF PROCEEDS

         All of the shares being offered by this prospectus are being offered by the selling shareholders. We will not receive any of the proceeds from the sale of the shares by the selling shareholders, except that each of Mr. Aitken and Ms. Eames has agreed that, in the event that he or she sells any of the shares received in the Bonus Share Issuances, he or she will repay a portion of the promissory note issued to us in connection with the Bonus Share Issuances in accordance with a formula set forth in the promissory note.

                              SELLING SHAREHOLDERS


         This prospectus covers an aggregate of 23,479,157 shares of our common stock, consisting of:

         o 10,132,590 shares of common stock that we have issued, or are obligated to issue, in connection with the Reorganization (including 7,773,660 shares of common stock issuable upon the conversion of our Series A preferred stock);

         o 11,800,210 shares of our common stock held by the Hyperion funds (including the 375,000 shares of common stock issued to Hyperion TWH Fund II on April 22, 2002). The shares of our common stock held by the Hyperion funds that are covered by this prospectus were acquired by them in privately negotiated transactions and in open market purchases;

         o 375,000 shares of our common stock issued to the Triumph entities on April 30, 2002 (including 75,000 shares subsequently transferred by the Triumph entities to BNP Paribas); and

         o 1,171,357 shares of our common stock issued to Timothy M. Aitken and Sarah L. Eames on April 22, 2002 in the Bonus Share Issuances.

         The table below provides certain information with respect to the shares of common stock held by the selling shareholders. The information regarding the selling shareholders' percentage ownership of voting stock assumes that we have issued all of the shares of stock we are obligated to issue in connection with the Reorganization.


         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the shares of common stock. Except as otherwise indicated below, to our knowledge, the selling shareholders have sole voting and investment power with respect to their shares of common stock.

         The selling shareholders are not under any obligation to sell all or any portion of their shares of common stock. We cannot estimate the number of shares of common stock that will be sold by the selling shareholders or the timing of such sales. We have agreed to keep the registration statement of which this prospectus forms a part effective until the selling shareholders have sold all of the shares of common stock covered hereby. For the purposes of the table below, in computing the number of shares of common stock beneficially owned after the offering being made by this prospectus and the percentage of voting shares beneficially owned after such offering, we have assumed that all of the shares covered by this prospectus will have been sold by the selling shareholders.


                    NUMBER OF         PERCENTAGE OF                       NUMBER OF         PERCENTAGE OF
                    COMMON SHARES     VOTING SHARES     COMMON SHARES     COMMON SHARES     VOTING SHARES
                    BENEFICIALLY      BENEFICIALLY      OFFERED           BENEFICIALLY      BENEFICIALLY
SELLING             OWNED BEFORE      OWNED BEFORE      PURSUANT TO       OWNED AFTER       OWNED AFTER
SHAREHOLDER         OFFERING          OFFERING(1)       THIS PROSPECTUS   OFFERING          OFFERING(1)
------------------- ----------------- ----------------- ----------------- ----------------- ---------------
Timothy M.             1,746,391(3)         5.8%             782,825            865,000           2.9%
Aitken(2)

Aitken (English)       1,746,391(5)         5.8%              98,566            865,000           2.9%
Company Limited(4)

Joanne Ayre(6)               829            *                    829                  0           -

Norma Balls(6)               829            *                    829                  0           -

Jan Baum(7)                4,143            *                  4,143                  0           -

Bayerische               286,016            *                286,016                  0           -
Hypo-und
Vereinsbank AG


Olive Bell(8)                829            *                    829                  0           -

Yvonne Bishton(6)            829            *                    829                  0           -

BNP Paribas            1,092,346(9)         3.7%           1,092,346                  0           -

Trudi Brett(6)               829            *                    829                  0           -

Christine Brown(6)           829            *                    829                  0           -

Belinda                   17,440            *                 17,440                  0           -
Burgess(10)

Lin Carter(6)                829            *                    829                  0           -

Angela                       829            *                    829                  0           -
Collacott(6)

Melanie Combe(6)             829            *                    829                  0           -

Tracy Dale(11)             8,285            *                  8,285                  0           -

Sarah L. Eames(12)       825,492(13)        2.8%             511,492            314,000           1.1%

Tim Faun                   8,285            *                  8,285                  0           -

Jeremy Fry(14)            28,952            *                 28,952                  0           -

Richard Green(15)         87,854(16)        *                 57,995             10,600           *
and Sarah Green

Steven Gullick(17)        45,276(18)        *                 45,276                  0           -

Hyperion Partners     11,860,610(19)       40.4%           6,854,454             60,400           *
II L.P.

Hyperion TW Fund      11,860,610(20)       40.4%           4,148,456             60,400           *
L.P.

Hyperion TWH Fund     11,860,610(21)       40.4%             422,300             60,400           *
LLC

Hyperion TWH Fund     11,860,610(22)       40.4%             375,000             60,400           *
II LLC

David Johnson(23)         93,824(24)        *                 93,824                  0           -

Fiona Key(6)                 829            *                    829                  0           -


Charles                   19,259(26)        *                 19,259                  0           -
Kernahan(25)

Cecelia Lowe(6)              829            *                    829                  0           -

Marian                     1,657            *                  1,657                  0           -
Medcraft(27)

John Menniss(27)           1,657            *                  1,657                  0           -

MLS Investments           82,850            *                 82,850                  0           -
Limited(28)

Charles Murphy(29)        85,539(30)        *                 85,539                  0           -

Gillian                      829            *                    829                  0           -
Bennett-Newens(6)

NMB Heller Limited        57,203            *                 57,203                  0           -

Orion Nominees            87,854(32)        *                 19,259             10,600           *
Limited(31)

Wayne                      5,914(34)        *                  5,914                  0           -
Palladino(33)

Maureen Parkinson          1,657            *                  1,657                  0           -

Kristen Parton(11)         8,285            *                  8,285                  0           -

Chris Powell(35)           3,314            *                  3,314                  0           -

Stuart                       829            *                    829                  0           -
Reynolds(11)

Angela Roberts(6)            829            *                    829                  0           -

Dominic                    2,900            *                  2,900                  0           -
Rothwell(11)

Marianne Smith(6)            829            *                    829                  0           -

Jane Swift(6)                829            *                    829                  0           -

Kevin Taylor(11)             829            *                    829                  0           -

Wendy Anne               348,800            1.2%             348,800                  0           -
Thompson(36)


Triumph Partners       7,791,070(37)       26.6%           7,697,578                  0           -
III, L.P.

Triumph III            7,791,070(38)       26.6%              93,492                  0           -
Investors, L.P.

Llinos Walters(6)            829            *                    829                  0           -

Jayne Williams(11)         4,971            *                  4,971                  0           -

Carol                        829            *                    829                  0           -
Williamson(6)

Sylvia Withers(6)            829            *                    829                  0           -

ZRH Nominees             192,587(39)        *                192,587                  0           -
(0051) Limited(28)

           TOTAL                                          23,479,157



*        Less than 1%.
(1) Voting shares consist of our shares of common stock and our shares of Series A preferred stock. After we issue all of the shares of stock we are obligated to issue in the Reorganization, there will be 21,569,163 shares of common stock and 7,773,660 shares of preferred stock outstanding (a total of 29,342,823 shares) (assuming no further issuances of stock in capital-raising transactions, pursuant to options, or otherwise).
(2) Mr. Aitken is the chairman of the board of directors and the chief executive officer of our company.
(3) Consists of 704,258 shares of common stock held by Mr. Aitken (684,258 of which may be resold pursuant to this prospectus), 11,367 shares of common stock to which Mr. Aitken is entitled to as a result of the consummation of the Reorganization (all of which may be resold pursuant to this prospectus), 845,000 shares of common stock subject to options exercisable within 60 days from the date of this prospectus, and 87,200 shares of common stock issuable upon conversion of the shares of Series A preferred stock held by Mr. Aitken (all of which may be resold pursuant to this prospectus). Also consists of 11,366 shares of common stock to which Aitken (English) Company Limited, an affiliate of Mr. Aitken, is entitled as a result of the consummation of the Reorganization and 87,200 shares of common stock issuable upon the conversion of the shares of Series A preferred stock held by Aitken (English) Company Limited. The shares of common stock to which Mr. Aitken and Aitken (English) Company Limited are entitled as a result of the consummation of the Reorganization will be issued on such date or dates as they request.
(4) Aitken (English) Company Limited is an affiliate of Mr. Aitken, the chairman of the board of the board of directors and the chief executive officer of our company.
(5) Consists of 11,366 shares of common stock to which Aitken (English) Company Limited is entitled as a result of the consummation of the Reorganization (all of which may be resold pursuant to this prospectus) and 87,200 shares of common stock issuable upon conversion of the shares of Series A preferred stock held by Aitken (English) Company Limited (all of which may be resold pursuant to this prospectus). Also consists of 704,258 shares of common stock held by Timothy M. Aitken, an affiliate of Aitken (English) Company Limited, 11,367 shares of common stock to which Mr. Aitken is entitled as a result of the consummation of the Reorganization, 845,000 shares of common stock subject to options held by Mr. Aitken which are exercisable within 60 days from the date of this prospectus and 87,200 shares of common stock issuable upon conversion of the shares of Series A preferred stock held by Mr. Aitken. The shares of common stock to which Mr. Aitken and Aitken (English) Company Limited are entitled as a result of the consummation of the Reorganization will be issued on such date or dates as they request.
(6)      The selling shareholder is a superintendent of one of our branches.
(7) Ms. Baum is an employee of Nightingale Nursing Bureau Limited, one of our subsidiaries.
(8)      Ms. Bell is a former superintendent of one of our branches.
(9) Consists of 394,746 shares of common stock held by BNP Paribas (all of which may be resold pursuant to this prospectus) and 697,600 shares of common stock issuable upon the conversion of the shares of Series A preferred stock held by BNP Paribas (all of which may be resold pursuant to this prospectus).
(10) Ms. Burgess is a former employee of Nightingale Nursing Bureau Limited, one of our U.K. subsidiaries.
(11) The selling shareholder is an employee of Allied Healthcare (UK) Limited ("Allied Operating Company (UK)"), one of our U.K. subsidiaries.
(12) Ms. Eames is the president and chief operating officer of our company. She is also a director of our company.
(13) Consists of 491,099 shares of common stock held by Ms. Eames (487,099 of which may be resold pursuant to this prospectus), 2,813 shares of common stock to which Ms. Eames is entitled as a result of the consummation of the Reorganization (all of which may be resold pursuant to this prospectus), 310,000 shares of common stock subject to options exercisable within 60 days from the date of this prospectus, and 21,580 shares of common stock issuable upon conversion of the shares of Series A preferred stock held by Ms. Eames (all of which may be resold pursuant to this prospectus). The shares of common stock to which Ms. Eames is entitled as a result of the consummation of the Reorganization will be issued on such date or dates as she requests.
(14) Mr. Fry is the marketing and sales director for the U.K. operations of our company and an employee and corporate secretary of Allied Operating Company (UK), one of our U.K. subsidiaries.
(15)     Mr. Green is a director of our company.
(16) Consists of 57,995 shares of common stock jointly held by Mr. and Mrs. Green (all of which may be resold pursuant to this prospectus), 3,000 shares of common stock held by Mr. Green, 5,000 shares subject to options exercisable within 60 days from the date of this prospectus held by Mr. Green, and 2,600 shares of common stock held by Mrs. Green (to which Mr. Green disclaims beneficial ownership). Also consists of 1,819 shares of common stock held by Orion Nominees Limited, an affiliate of Mr. Green, and 17,440 shares of common stock issuable upon conversion of the shares of Series A preferred stock held by Orion Nominees Limited.
(17) Mr. Gullick is the managing director of Medigas Limited and Allied Oxycare Limited, both U.K. subsidiaries of our company.
(18) Consists of 41,788 shares of common stock held by Mr. Gullick (all of which may be resold pursuant to this prospectus) and 3,488 shares of common stock issuable upon conversion of the Series A preferred stock held by Mr. Gullick (all of which may be resold pursuant to this prospectus).
(19) Consists of 6,854,454 shares of common stock held by Hyperion Partners II, 4,148,456 shares of common stock beneficially owned by Hyperion TW Fund, 482,700 shares of common stock beneficially owned by Hyperion TWH Fund and 375,000 shares of common stock beneficially owned by Hyperion TWH Fund II, all of which are affiliates of Hyperion Partners II L.P, and as to which Hyperion Partners II disclaims beneficial ownership. All of such shares, other than 60,400 of the shares of common stock held by Hyperion TWH Fund, may be resold pursuant to this prospectus.
(20) Consists of 4,148,456 shares of common stock held by Hyperion TW Fund, 6,854,454 shares of common stock beneficially owned by Hyperion Partners II, 482,700 shares of common stock beneficially owned by Hyperion TWH Fund and 375,000 shares of common stock beneficially owned by Hyperion TWH Fund II, all of which are affiliates of Hyperion TW Fund and as to which Hyperion TW Fund disclaims beneficial ownership. All of such shares, other than 60,400 of the shares of common stock held by Hyperion TWH Fund, may be resold pursuant to this prospectus.
(21) Consists of 482,700 shares of common stock held by Hyperion TWH Fund, 6,854,454 shares of common stock beneficially owned by Hyperion Partners II, 4,148,456 shares of common stock beneficially owned by Hyperion TW Fund and 375,000 shares of common stock beneficially owned by Hyperion TWH Fund II, all of which are affiliates of Hyperion TWH Fund, and as to which Hyperion TWH Fund disclaims beneficial ownership. All of such shares, other than 60,400 of the shares of common stock held by Hyperion TWH Fund, may be resold pursuant to this prospectus.
(22) Consists of 375,000 shares of common stock held by Hyperion TWH Fund II, 6,854,454 shares of common stock beneficially owned by Hyperion Partners II, 4,148,456 shares of common stock beneficially owned by Hyperion TW Fund and 482,700 shares of common stock beneficially owned by Hyperion TWH Fund, all of which are affiliates of Hyperion TWH Fund II, and as to which Hyperion TWH Fund II disclaims beneficial ownership. All of such shares, other than 60,400 of the shares of common stock held by Hyperion TWH Fund, may be resold pursuant to this prospectus.
(23) Mr. Johnson is the managing director of Allied Operating Company (UK), one of our U.K. subsidiaries.
(24) Consists of 76,384 shares of common stock held by Mr. Johnson (all of which may be resold pursuant to this prospectus) and 17,440 shares of common stock issuable upon conversion of the Series A preferred stock held by Mr. Johnson (all of which may be resold pursuant to this prospectus).
(25) Mr. Kernahan is a former director of Allied Operating Company (UK), Omnicare Limited and Nightingale Nursing Bureau Limited, all U.K. subsidiaries of our company.
(26) Consists of 1,819 shares of common stock held by Mr. Kernahan (all of which may be resold pursuant to this prospectus) and 17,440 shares of common stock issuable upon conversion of the Series A preferred stock held by Mr. Kernahan (all of which may be resold pursuant to this prospectus).
(27) The selling shareholder is an employee of Nurses Direct Limited, one of our U.K. subsidiaries.
(28) MLS Investments Limited and ZRH Nominees (0051) Limited are affiliates of Henry J.M. Tompkins, who served as a non-executive director of TWUK, a subsidiary of our company, from 1999 to 2001.
(29) Mr. Murphy is the finance director for the U.K. operations of our company and the corporate secretary of Allied Healthcare (UK) and TWUK, subsidiaries of our company.
(30) Consists of 68,099 shares of common stock held by Mr. Murphy (all of which may be resold pursuant to this prospectus) and 17,440 shares of common stock issuable upon conversion of the Series A preferred stock held by Mr. Murphy (all of which may be resold pursuant to this prospectus).
(31) Orion Nominees Limited is an affiliate of Richard Green, who is currently a director of our company.
(32) Consists of 1,819 shares of common stock held by Orion Nominees Limited (all of which may be resold pursuant to this prospectus) and 17,440 shares of common stock issuable upon conversion of the shares of Series A preferred stock held by Orion Nominees Limited (all of which may be resold pursuant to this prospectus). Also consists of 57,995 shares of common stock jointly held by Richard Green and Sarah Green (Mr. Green is an affiliate of Orion Nominees Limited), 3,000 shares of common stock held by Mr. Green, 5,000 shares subject to options exercisable within 60 days from the date of this prospectus held by Mr. Green, and 2,600 shares of common stock held by Mrs. Green, the wife of Mr. Green.
(33)     Mr. Palladino is the former chief financial officer of our company.
(34) Consists of 682 shares of common stock to which Mr. Palladino is entitled as a result of the consummation of the Reorganization (all of which may be resold pursuant to this prospectus) and 5,232 shares of common stock issuable upon conversion of the shares of Series A preferred stock held by Mr. Palladino (all of which may be resold pursuant to this prospectus). The shares of common stock to which Mr. Palladino is entitled as a result of the consummation of the Reorganization will be issued on such date or dates as he requests.
(35) Mr. Powell is the finance director of Allied Operating Company, one of our U.K. subsidiaries.
(36) Ms. Thompson is a former owner of Nightingale Nursing Bureau Limited, one of our U.K. subsidiaries, which was acquired by TWUK, one of our U.K. subsidiaries, on April 6, 2000, and is a former member of the board of directors of TWUK, one of our U.K. subsidiaries.
(37) Consists of 296,400 shares of common stock held by Triumph Partners III, L.P. (all of which may be resold pursuant to this prospectus), 853,504 shares of common stock to which Triumph Partners III, L.P. is entitled as a result of the consummation of the Reorganization (all of which may be resold pursuant to this prospectus), and 6,547,674 shares of common stock issuable upon the conversion of the shares of the Series A preferred stock held by Triumph Partners III, L.P. (all of which may be resold pursuant to this prospectus). Also consists of 3,600 shares of common stock beneficially owned by Triumph III Investors, L.P., an affiliate of Triumph Partners III, L.P., 10,366 shares of common stock to which Triumph III Investors, L.P. is entitled as a result of the consummation of the Reorganization and 79,526 shares of common stock issuable upon the conversion of the shares of Series A preferred stock held by Triumph III Investors, L.P. The shares of common stock to which Triumph Partners III, L.P. and Triumph III Investors, L.P. are entitled as a result of the consummation of the Reorganization will be issued on such date or dates as they request.
(38) Consists of 3,600 shares of common stock held by Triumph III Investors, L.P. (all of which may be resold pursuant to this prospectus), 10,366 shares of common stock to which Triumph III Investors, L.P. is entitled as a result of the consummation of the Reorganization (all of which may be resold pursuant to this prospectus), and 79,526 shares of common stock issuable upon the conversion of the shares of Series A preferred stock held by Triumph III Investors, L.P. (all of which may be resold pursuant to this prospectus). Also consists of 296,400 shares of common stock beneficially owned by Triumph Partners III, L.P., an affiliate of Triumph III Investors, L.P., 853,504 shares of common stock to which Triumph Partners III, L.P. is entitled as a result of the consummation of the Reorganization and 6,547,674 shares of common stock issuable upon the conversion of the shares of Series A preferred stock held by Triumph Partners III, L.P. The shares of common stock to which Triumph III Investors, L.P. and Triumph Partners III, L.P. are entitled as a result of the consummation of the Reorganization will be issued on such date or dates as they request.
(39) Consists of 18,187 shares of common stock held by ZRH Nominees (0051) Limited (all of which may be resold pursuant to this prospectus) and 174,400 shares of common stock issuable upon the conversion of the shares of Series A preferred stock held by ZRH Nominees (0051) Limited (all of which may be resold pursuant to this prospectus).

         Except as noted below or elsewhere in this prospectus, the selling shareholders have not held any position or office, or have had a material relationship with our company or our subsidiaries or other affiliates within the past three years:

         o    Timothy M. Aitken and Sarah L. Eames.


              o Timothy M. Aitken and Sarah L. Eames are executive officers of our company and certain of our subsidiaries. Each of them has entered into an employment agreement with our company. Mr. Aitken and Ms. Eames are also directors of our company.

              o Each of Mr. Aitken and Ms. Eames was a party to the Reorganization Agreement and certain of the agreements related to the Reorganization Agreement and each of them held equity investments in TWUK and debt in Allied Healthcare
                   (UK), which were exchanged for shares of our common stock or Series A preferred stock in the Reorganization (or the right to effectuate such exchange after the effective time of the Reorganization).


              o Each of Mr. Aitken and Ms. Eames were issued shares of our common stock in the Bonus Share Issuances. Each of them has entered into a Tax Agreement with our company and TWUK and each of them has executed the related promissory note and pledge agreement in favor of our company.

              o During our fiscal year ended September 30, 2001, we granted 195,000 options to purchase shares of common stock at $1.75 per share under our 1992 Stock Option Plan to Mr. Aitken and we granted 150,000 options to purchase shares of our common stock at $1.75 per share under such plan to Ms. Eames.

         o    Triumph Partners III, L.P. and Triumph III Investors, L.P.

              o Triumph Partners III, L.P. and Triumph III Investors, L.P. (collectively, the "Triumph entities") purchased an aggregate of 375,000 shares of our common stock on April 30, 2002 at a purchase price of $4.25 per share in a privately-negotiated transaction. The Triumph entities subsequently transferred an aggregate of 75,000 of these shares of common stock to BNP Paribas.


              o The Triumph entities were parties to the Reorganization Agreement and certain of the agreements related to the Reorganization Agreement and the Triumph entities held equity investments in TWUK and debt in Allied Healthcare (UK), which were exchanged for shares of our common stock or Series A preferred stock in the Reorganization (or the right to effectuate such exchange after the effective time of the Reorganization).

              o After giving effect to the shares of our common stock and Series A preferred stock which we issued, or which we are obligated to issue, in connection with the consummation of the Reorganization, the Triumph entities collectively own (assuming no conversion of their shares of Series A preferred stock) approximately 5.4% of our outstanding shares of common stock and approximately 26.6% of our outstanding voting stock. (Our voting stock consists of our shares of common stock and our shares of Series A preferred stock.)

              o Pursuant to the Certificate of Amendment (relating to the Series A preferred stock) to our Certificate of Incorporation, the holders of the Series A preferred stock issued in the Reorganization have the right to elect one member to our board of directors until such time as Triumph Partners III, L.P. and its affiliates own less than 50% of the shares of Series A preferred stock issued to them in the Reorganization. The Triumph entities received a majority of the Series A preferred stock in the Reorganization and the Triumph entities have elected Frederick S. Moseley IV to our board of directors. Mr. Moseley is the president of Triumph Capital Group, a private equity investor and a related entity to each of the Triumph entities.

              o In connection with the refinancing of our U.K. operations in December 1999, our U.K. subsidiaries paid Triumph Corporate Finance Group, Inc. financial consulting fees of $898,433 and, in connection with the amendment in September 2001 of our senior credit facility to increase the amount of TWUK's borrowings thereunder, our U.K. subsidiaries paid Triumph Corporate Finance Group, Inc. consulting fees of $609,637. Triumph Corporate Finance Group, Inc. is an affiliate of the general partner of Triumph Partners III, L.P. Mr. Moseley is the president and a director of Triumph Corporate Finance Group, Inc.


         o    Hyperion


              o Hyperion TWH Fund II LLC purchased 375,000 shares of our common stock on April 30, 2002 at a purchase price of $4.25 per share in a privately-negotiated transaction.


              o After giving effect to the shares of our common stock and Series A preferred stock which we issued, or which we are obligated to issue, in connection with the consummation of the Reorganization, the four Hyperion funds collectively own approximately 55.0% of our outstanding shares of common stock and approximately 40.4% of our outstanding voting stock. (Our voting stock consists of our shares of common stock and our shares of Series A preferred stock.) One of our directors, Scott A. Shay is a control person of the Hyperion funds. Lewis S. Ranieri, who served as a director of our company from May 1997 until June 2002, is also a control person of the Hyperion funds.


              o During the summer of 1999 our company's U.K. operations were in the process of acquiring three nursing and carer agencies when we were informed by our senior lenders that they would not consent to these pending acquisitions. We then requested that Hyperion Partners II complete these acquisitions on our behalf. Affiliates of Hyperion Partners II, which we refer to as the HPII Affiliates, completed these acquisitions in August and September 1999. Effective December 17, 1999, our company acquired all three businesses from the HPII Affiliates for the aggregate amount of $2,992,000, representing Hyperion Partners II's acquisition cost plus, interest at a rate of 12% per annum and reimbursement of transaction costs. Messrs. Ranieri and Shay did not participate in any action by our board of directors with respect to these acquisitions.


         o    BNP Paribas/Bayerische Hypo-und Vereinsbank AG/NMB Heller Limited

              o BNP Paribas was a party to the Reorganization Agreement and certain of the agreements related to the Reorganization Agreement and BNP Paribas held equity investments in TWUK and debt in Allied Healthcare (UK), which were exchanged for shares of our common stock or Series A preferred stock in the Reorganization.


              o    In December 1999, our U.K. subsidiaries, Allied Healthcare
                   (UK) and TWUK, obtained financing denominated in pounds sterling pursuant to a senior credit facility and a mezzanine loan. BNP Paribas acted as arranger and co-underwriter in connection with the senior credit facility and arranger, underwriter and agent in connection with the mezzanine loan. BNP Paribas has also loaned our U.K. subsidiaries money under the senior credit facility and the mezzanine loan.


              o Bayerische Hypo-und Vereinsbank AG and NMB Heller Limited have loaned our U.K. subsidiaries money under the senior credit facility and the mezzanine loan.


         We have agreed to indemnify and hold harmless each selling shareholder and their respective directors, officers, partners, shareholders, members, employees, agents and affiliates against certain liabilities, including liabilities under the Securities Act of 1933 that is based upon, among other things, any untrue statement of a material fact or alleged untrue statement of a material fact contained in this prospectus or any omission or alleged omission to state in this prospectus required to be stated herein or necessary to make the statements herein not misleading, unless made or omitted in reliance upon and in conformity with written information provided to us by a selling shareholder.


         We will pay all costs, expenses and fees in connection with the preparation and filing of the registration statement of which this prospectus is a part, including registration and filing fees, fees and expenses of compliance with federal or state securities laws, and fees and disbursements of our counsel. We will also pay the fees and expenses of one counsel for the selling shareholders who received their shares in the Reorganization and one counsel for the other selling shareholders.


                              PLAN OF DISTRIBUTION

         The selling shareholders may resell or redistribute the securities listed elsewhere in this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Persons who are pledgees, donees, transferees, or other successors in interest of any of the named selling shareholders (including but not limited to persons who receive securities from a named selling shareholder as a gift, partnership distribution or other non-sale securities from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to "selling shareholders" in this prospectus. Selling shareholders may sell the securities by one or more of the following methods, without limitation:

         o block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

         o an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the securities are listed;

         o ordinary brokerage transactions and transaction in which the broker solicits purchases;

         o an offering at other than a fixed price on or through the facilities of any stock exchange on which the securities are listed or to or through a market maker other than that on that stock exchange;

         o    privately negotiated transactions;

         o    short sales;

         o through the writing of options on the securities, whether or not the options are listed on an options exchange;

         o through the distribution of the securities by any selling shareholder to its partners, members or stockholders;

         o    one or more underwritten offerings;

         o agreements between a broker or dealer and one or more of the selling shareholders to sell a specified number of the securities at a stipulated price per share; and

         o any combination of any of these methods of sale, or any other method permitted by applicable law.

         The selling shareholders may also transfer the securities by gift. We do not know of any arrangements by the selling shareholders for the sale of any of the securities.


         The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at price related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933 rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.


         From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of a selling shareholder's securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling shareholder's securities will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell the securities short, and in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

         The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

         A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling shareholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

         The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934 and the related rules and regulations adopted by the Securities and Exchange Commission, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

         We can not assure you that the selling shareholders will sell all or any portion of the securities offered hereby.


         We will supply the selling shareholders and any stock exchange upon which the securities are listed with reasonable quantities of copies of this prospectus. To the extent required by Rule 424 under the Securities Act of 1933 in connection with any resale or redistribution by a selling shareholder, we will file a prospectus supplement setting forth:


         o    the aggregate number of shares to be sold;

         o    the purchase price;

         o    the public offering price;

         o if applicable, the names of any underwriter, agent or broker-dealer; and

         o any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).

         If a selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, the prospectus supplement will include any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus.

                                     EXPERTS


         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in (i) our Annual Report on Form 10-K for the year ended September 30, 2001, (ii) our proxy statement/prospectus dated May 23, 2002, which we filed with the Securities and Exchange Commission on May 24, 2002, and (iii) the related Supplement No. 1, dated July 12, 2002, to our proxy statement/prospectus, which we filed with the Securities and Exchange Commission on July 16, 2002 under Rule 424(b) under the Securities Act of 1933, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in this registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of Transworld Healthcare (UK) Limited at September 30, 2001 and 2000 and for each of the three years in the period ended September 30, 2001, as set forth in their reports included in our proxy statement/prospectus dated May 23, 2002 which we filed with the Securities and Exchange Commission on May 24, 2002 and the related Supplement No. 1 to our proxy statement/prospectus, dated July 12, 2002, which we filed with the Securities and Exchange Commission on July 16, 2002 under Rule 424 (b) under the Securities Act of 1933. The consolidated financial statements and schedule of Transworld Healthcare (UK) Limited are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


         Our consolidated financial statements and financial statement schedule as of September 30, 1999 and for the year ended September 30, 1999, which financial statements and financial statement schedule are incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended September 30, 2001 and our proxy statement/prospectus, dated May 23, 2002, which we filed with the Securities and Exchange Commission on May 24, 2002 under Rule 424(b) under the Securities Act of 1933, have been incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                  LEGAL MATTERS


         The validity of the shares of common stock offered hereby will be opined upon by Brown Raysman Millstein Felder & Steiner LLP of New York, New York. Leslie J. Levinson, the secretary of our company, is a partner of Brown Raysman Millstein Felder & Steiner LLP.

                       WHERE YOU CAN FIND MORE INFORMATION

         Our company is required by the Securities Exchange Act of 1934 to file reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed with the Securities and Exchange Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington D.C. 20549. For more information on its public reference facilities, you can call the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Website that contains reports, proxy and information statements and other information regarding issuers that file electronically. The address of the site is http://www.sec.gov.

         We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 for the shares being offered hereunder. This prospectus is only a part of the registration statement and does not contain all of the information filed with the Securities and Exchange Commission. While statements in this prospectus concerning the provisions of contracts or other documents describe the material terms of the provisions that are being described, they do not discuss all of the terms of those contracts or other documents. In each instance, the complete details of each contract or document are contained in the exhibits filed with the registration statement. Refer to the exhibit of each contract or document to obtain additional information. For additional information about our company and the shares being registered in this resale registration statement, refer to the registration statement and the accompanying exhibits and schedules. You may obtain this information in any of the ways set forth above.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the Securities and Exchange Commission. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later.

         We incorporate by reference the documents listed below:


         1. Our Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

         2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001.

         3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002.

         4. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.

         5. Our Current Report on Form 8-K filed on October 12, 2001.

         6. Our Current Report on Form 8-K/A filed on December 10, 2001.

         7. Our Current Report on Form 8-K filed on June 10, 2002.

         8. Our Current Report on Form 8-K filed on August 9, 2002.

         9. Our proxy statement/prospectus, dated May 23, 2002, which we filed with the Securities and Exchange Commission on May 24, 2002 under Rule 424(b) under the Securities Act of 1933.

         10. Supplement No. 1, dated July 12, 2002, to our proxy statement/prospectus, dated May 23, 2002, which we filed with the Securities and Exchange Commission on July 16, 2002 under Rule 424(b) under the Securities Act of 1933.

         11. The description of our shares of common stock contained in our Form 8-A filed with the Securities and Exchange Commission on April 29, 1999 and any amendments thereto or other reports that we file for the purpose of updating such description.

         All documents which we file with the Securities and Exchange Commission pursuant to section 13, 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the offering by the selling shareholders is completed will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date those documents are filed. Any statement contained in a document which is incorporated, or deemed to be incorporated, by reference into this prospectus, shall be considered modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed or submitted document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         You may request a copy of any document incorporated by reference in this prospectus at no cost. To receive a copy, you can call us at (212) 750-0064, or write us at:

         Allied Healthcare International Inc.
         555 Madison Avenue
         New York, New York 10022
         Attention:  John B. Wynne

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Expenses payable in connection with the issuance and distribution of the securities being registered (estimated except in the case of the registration fee) are as follows:


                                                               Amount
SEC registration fee                                          $ 9,548
AMEX Filing Fee                                                45,000
Printing and engraving fees and expenses                        2,000
Legal fees and expenses                                        30,000
Accounting fees and expenses                                    4,000
Miscellaneous                                                   2,000
Total                                                         $92,548


         The Company will pay all such expenses.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 7 of the Business Corporation Law of the State of New York, in general, allows a corporation to indemnify its officers and directors against any judgment, fine, settlement and reasonable expenses incurred in any non-derivative civil or criminal action, or against any settlement and reasonable expenses in any derivative civil action, if the officer or director acted in good faith and for a purpose he reasonably believed to be in, or not opposed to, the best interests of the corporation. In the case of a criminal action, the officer or director must have had no reasonable cause to believe that his conduct was unlawful. Partial indemnification is allowed in cases where the officer or director was partially successful in defeating the claim. Such Article establishes procedures for determining whether the standard of conduct has been met in the particular case, for timely notification to shareholders, for prepayment of expenses and for payment pursuant to a court order or as authorized by disinterested directors or the shareholders. Article 7 also provides that it is not exclusive of any other rights to which an officer or director may be entitled under the certificate of incorporation or the bylaws or a corporation or pursuant to an agreement, resolution of shareholders or resolution of directors which are authorized by the certificate of incorporation or the bylaws of a corporation; provided that no indemnification may be made if a judgment or other final adjudication adverse to the officer or director establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

         As permitted under the Business Corporation Law of the State of New York, our Certificate of Incorporation provides that our directors will not be personally liable to us or our shareholders for monetary damages for breach of a fiduciary duty owed to us or our shareholders. By its terms and in accordance with the law of the State of New York, however, this provision does not eliminate or otherwise limit the liability of our directors for any breach of duty based upon (i) an act or omission (A) resulting from acts committed in bad faith or involving intentional misconduct or involving a knowing violation of law, or (B) from which the director personally derived a financial benefit to which he was not legally entitled, or (ii) an improper declaration of dividends or purchases of our securities or such other violation of section 719 of the Business Corporation Law of the State of New York.

         Article 8 of our Certificate of Incorporation and Article 8 of our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by New York law. We also have entered into indemnification agreements with each of our directors and officers.

ITEM 16.  EXHIBITS


Exhibit Number    Title
5.1               Opinion of Brown Raysman Millstein Felder & Steiner LLP.*
10.1              Registration Rights Agreement, dated as of July 25, 2002,
                  among the Company and the persons named therein (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly
                  Report on Form 10-Q for the quarter ended June 30, 2002).
10.2              Master Reorganization Agreement, dated as of April 24, 2002, among the Company, Allied Healthcare Group Limited ("Allied
                  Healthcare (UK)"), Transworld Healthcare (UK) Limited ("TWUK") and the Investors named therein (incorporated by reference to Annex A-1 to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 (Registration Statement
                  No. 333-87304) of the Company, as filed with the Securities and Exchange Commission on May 1, 2002).
10.3              First Amendment to the Master Reorganization Agreement, dated as of May 16, 2002, by and among the Company, Allied
                  Healthcare (UK), TWUK and the Investors named therein
                  (incorporated by reference to Exhibit 10.17A to Amendment No.
                  1 to the Registration Statement on Form S-4 (Registration
                  Statement No. 333-87304) of the Company, as filed with the Securities and Exchange Commission on May 21, 2002).
10.4              Second Amendment to the Master Reorganization Agreement, dated as of June 26, 2002, by and among the Company, Allied
                  Healthcare (UK), TWUK and the Investors named therein
                  (incorporated by reference to Exhibit 10.1B to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended June 30,
                  2002).
10.5              Stock Purchase Agreement, dated as of April 22, 2002, among the Company, Hyperion TWH Fund II LLC, Triumph Partners III,
                  L.P. and Triumph III Investors, L.P. (incorporated herein by reference to Exhibit 10.28 to the Company's Registration
                  Statement on Form S-4 (Reg. St. No. 333-87304), filed with the
                  Securities and Exchange Commission on May 1, 2002).
23.1              Consent of Brown Raysman Millstein Felder & Steiner LLP
                  (included in Exhibit 5.1).*
23.2              Consent of Ernst & Young LLP, independent auditors of the
                  Company.*

23.3              Consent of Ernst & Young, independent auditors of Transworld
                  Healthcare (UK) Limited.*
23.4              Consent of PricewaterhouseCoopers LLP, former independent
                  auditors of the Company.*
24                Powers of Attorney.**

                  *        Filed herewith.
                  **       Previously filed.


ITEM 17.  UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1) and (a)(2) do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 20, 2002.


                                            ALLIED HEALTHCARE INTERNATIONAL INC.



                                            By: /s/ John B. Wynne
                                               ---------------------------------
                                            Name:  John B. Wynne
                                            Title: Vice President and Chief
                                                   Financial Officer




                                POWER OF ATTORNEY


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.



       Signature                                    Title                                Date
       ---------                                    -----                                ----
/s/ Timothy M. Aitken*               Chairman of the Board and Chief              August 20, 2002
----------------------               Executive Officer (Principal
Timothy M. Aitken                    Executive Officer)

/s/ Sarah L. Eames*                  President, Chief Operating                   August 20, 2002
--------------------                 Officer and Director
Sarah L. Eames

/s/ John B. Wynne                    Vice President and Chief                     August 20, 2002
------------------                   Financial Officer (Principal
John B. Wynne                        Financial and Accounting Officer)

/s/ Scott A. Shay*                   Director                                     August 20, 2002
-------------------
Scott A. Shay

/s/ Jeffrey S. Peris*                Director                                     August 20, 2002
----------------------
Jeffrey S. Peris

/s/ G. Richard Green*                Director                                     August 20, 2002
----------------------
G. Richard Green

/s/ John W. Matthews*                Director                                     August 20, 2002
----------------------
John W. Matthews

/s/ David J. Macfarlane*             Director                                     August 20, 2002
-------------------------
David J. Macfarlane

/s/ Frederick S. Moseley IV          Director                                     August 19, 2002
----------------------------
Frederick S. Moseley IV



*  By: /s/ John B. Wynne
      ------------------
      John B. Wynne, attorney-in-fact